24(b)(10)(a) Consent of Carlton Fields, P.A.

April 26, 2021

Midland National Life Insurance Company

One Sammons Plaza

Sioux Falls, SD 57193

Re:	Midland National Life Separate Account C

Post-Effective Amendment No. 18 to Registration Statement on N-4

File Nos. 333-176870 and 811-07772

Executives:

We have acted as counsel to Midland National Life Insurance Company regarding certain matters relating to the federal securities laws applicable to the issuance and sale of the contracts described in the above-referenced registration statement. We hereby consent to the reference to our name under the caption “Legal Matters” in the statement of additional information filed as part of the above-referenced registration statement. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

Very truly yours,

/s/ Carlton Fields, P.A.

Carlton Fields, P.A.